Exhibit 5.2
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750

FMC Corporation
2929 Walnut Street
Philadelphia, PA 19104

December 19, 2019

Dear Ladies and Gentlemen:

We serve as counsel to FMC Corporation, a Delaware corporation (the “Company”), in connection with the registration by the Company of $50,000,000 of deferred compensation obligations (the “Obligations”) and 1,000,000 shares (the “Shares”) of Common Stock of the Company, par value $0.10 per share (the “Common Stock”), which may be issued pursuant to the FMC Corporation Non-Qualified Savings and Investment Plan (the “Plan”) and the filing of a registration statement on Form S-8 relating to the Shares of Common Stock and the Obligations (the “Registration Statement”). As such counsel, we have made such legal and factual examination and inquiries as we have deemed necessary or appropriate for purposes of this opinion and have made such additional assumptions as are set forth below.

The Plan, in its preamble, states that it is intended to be “unfunded and maintained…primarily for the purpose of providing deferred compensation to a select group of management or highly compensated employees” within the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). For the purpose of this opinion, we have assumed that (1) the Plan is indeed “unfunded and maintained primarily for the purpose of providing deferred compensation to a select group of management or highly compensated employees,” (2) the Plan and all amendments thereto were duly adopted, and (3) all documents provided to us are authentic.

By its express terms, participation in the Plan results in a deferral of income by employees for periods that may extend to the termination of employment or beyond. Accordingly, the Plan is an “employee pension benefit plan” within the meaning of section 3(3) of ERISA. An employee pension benefit plan that is unfunded and maintained primarily for the purpose of providing deferred compensation to a select group of management or highly compensated employees is subject to parts 1 and 5 of Title I of ERISA, but not to any other provisions of ERISA.

Parts 1 and 5 of Title I of ERISA do not impose any specific written requirements on non-qualified deferred compensation arrangements. Further, the operation of the Plan pursuant to its written terms will not cause the Plan to fail to comply with parts 1 or 5 of Title I of ERISA.

On the basis of the foregoing, we are of the opinion that the provisions of the written document constituting the Plan comply with the applicable requirements of ERISA.

The Plan is not intended to satisfy the requirements for qualification under Section 401(a) of the Internal Revenue Code of 1986, as amended.

This opinion letter is issued as of the date hereof and is limited to the laws now in effect and in all respects is subject to and may be limited by future legislation, as well as by future case law. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Sincerely,
/s/ Pepper Hamilton LLP
Pepper Hamilton LLP